Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Nine Months Ended
(In millions)	September 30,

	2013	2012

Portion of rentals representing interest,
including discontinued operations	$26	$17

Capitalized interest,
including discontinued operations	19	52

Other interest and fixed charges,
including discontinued operations	222	172

Total fixed charges (A)	$267	$241

Earnings-pretax income with
applicable adjustments (B)	$4,541	$4,705

Ratio of (B) to (A)	17.01	19.52